Greenhill & Co., Inc. 300 Park Avenue New York, NY 10022 February 8, 2013
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Response filed December 17, 2012
File No. 001-32147

Dear Ms. Hayes:

On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated  January 29, 2013, related to the above-referenced filing.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.
Your proposed disclosure included in response to prior comment 4 identifies various revenue streams that you obtain from your clients.  Please tell us whether you have considered the guidance in ASC 605-25 regarding multiple-element revenue arrangements, and whether you believe that guidance is applicable to your revenue arrangements.  If applicable, tell us where you have provided the minimum required disclosures pursuant to ASC 605-25-50, or revise your futures filings to include such disclosures.

Response:

Greenhill has considered the guidance in ASC 605-25 regarding Revenue recognition - Multiple-element arrangements and believes that the guidance is not applicable to our revenue arrangements.  We do not provide multiple, unrelated products or services (deliverables or elements) to our clients under a single arrangement. Our business model is to provide specific advisory services (our deliverable or element) in M&A, Financing, Restructuring or Capital Raising depending on the needs of each client.  Our engagements can involve multiple cash flows in the form of retainer fees, advisory fees, engagement fees or fees contingent upon the achievement of certain milestones, however, each fee is attributable to a single deliverable or engagement.   Our engagement letters specify the advisory services to be provided; no further contractual obligations are referred to in our engagement letters.

Based upon the nature of our arrangements, Greenhill considers each engagement a single accounting unit, revenue is recognized in accordance with FASB ASC 605-10-S99-1 – Revenue Recognition, and further disclosure pursuant to ASC 605-25-50 is not applicable.

In response to the Staff’s comment, please find the revised draft disclosure below:

Revenue Recognition

Advisory Revenues

It is the Company’s accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

The Company recognizes advisory fee revenues for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

The Company recognizes private equity and real estate capital advisory fees at the time of the client’s acceptance of capital or capital commitments to a fund in accordance with the terms of the engagement letter.  Generally, fee revenue is determined based upon a fixed percentage of capital committed to the fund.  For multiple closings, revenue is recognized at each interim closing based on the amount of capital committed at each closing at the fixed fee percentage.  At the final closing, revenue is recognized at the fixed percentage for the amount of capital committed since the last interim closing.

While the majority of the Company’s fee revenue is earned at the conclusion of a transaction or closing of a fund, on-going retainer fees, substantially all of which relate to non-success based strategic advisory and financing advisory and restructuring assignments, are also earned and recognized as advisory fee revenue over the period in which the related service is rendered.

Schedule 14A filed March 9, 2012

Certain Relationships and Related Transactions, page 27

2.
Please confirm that you will disclose the substance of your response to comment 5 in future filings, including the material terms of Mr. Greenhill’s employment agreement as disclosed in the Form S-1/A filed on April 20, 2004.  Additionally, please file each NEO’s employment agreement as an exhibit to your next Form 10-K, as opposed to filing the Form of Greenhill & Co., Inc. Employment,  Non-Competition and Pledge Agreement.

Response:

In response to the Staff’s comment, we confirm that we will disclose the substance of our response to comment 5 in future filings, including the material terms of Mr. Greenhill’s employment agreement. Additionally, we confirm that we will file each NEO’s employment agreement as an exhibit to our next Form 10-K.

*                                    *                                *

In connection with our response to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1609.  Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516.  To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me via e-mail at gavin.solotar@greenhill.com.

Sincerely,

/s/ Gavin Solotar
Gavin Solotar
Managing Director and General Counsel

cc: Christopher Grubb, Chief Financial Officer
      Harold. J. Rodriguez, Jr., Chief Accounting Officer